Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED

31 DECEMBER 2013

CHAIRMAN’S STATEMENT

2013 was an extraordinary year. The world economy recovery experienced difficulties, and the Chinese economy faced increased difficulties and challenges. The insurance industry, in particular the life insurance industry, has entered a stage of relatively mild growth. Under this very complicated business situation, all employees of the Company have contributed to accomplishing our major goals of the year satisfactorily by closely working together and tackling difficulties in light of the cornerstone of “making steady progress”, achieved preliminary results in terms of innovation in all fields and continually enhanced the Company’s development momentum by conscientiously implementing the “innovation- driven development strategy”, prospectively taken advantage of market changes and trends, and steadily improved the investment yield by positively adjusting asset allocation strategy and optimizing asset allocation structure, ensured stability for the development of the Company through active prevention and mitigation of various risks and maintained the healthy and steady growth of business.

During the Reporting Period, the Company’s total revenue was RMB417,883 million, an increase of 12.5% from 2012; net profit attributable to equity holders of the Company was RMB24,765 million, an increase of 123.9% from 2012; earnings per share (basic and diluted) were RMB0.88, an increase of 123.9% from 2012; and one-year new business value was RMB21,300 million, an increase of 2.2% from 2012. The Company’s market share1 in 2013 was approximately 30.4%, maintaining the leading position in life insurance market. As at the end of the Reporting Period, the Company’s total assets reached RMB1,972,941 million, an increase of 3.9% from the end of 2012. The Company’s embedded value was RMB342,224 million, an increase of 1.4% from 2012. As at 31 December 2013, the Company’s solvency ratio was 226.22%.

[1]	Calculated according to the premium data of life insurance companies in 2013 released by the China Insurance Regulatory Commission (the “CIRC”).

Commission File Number 001-31914

The Board of Directors of the Company proposes the payment of a final dividend of RMB0.30 per share (inclusive of tax), subject to the shareholders’ approval at the Annual General Meeting to be held on Thursday, 29 May 2014.

In June 2013, the Company completed the procedures for the change of the Board Secretary. Ms. Liu Yingqi resigned as the Board Secretary due to work adjustment, and has been superseded by Mr. Zheng Yong. During her tenure as the Board Secretary, Ms. Liu Yingqi worked diligently and thoroughly fulfilled her duties and obligations, and made substantial and outstanding achievements in the promotion of the development of corporate governance, regularization of the operation of the Board of Directors, enhancement of information disclosure standards, and the strengthening of the management of investor relations. The Board of Directors would like to express its gratitude to Ms. Liu Yingqi for her significant contributions.

During the Reporting Period, the total amount of insurance benefits and claims paid by the Company reached RMB138,710 million, which further highlighted the Company’s role in providing economic compensation and insurance protection to the society. While fulfilling its obligations under insurance policies, the Company continued to actively maintain its devotion to corporate social responsibility. Relying on its competitive advantages in professionalism and business scale, the Company continued to develop policy businesses including New Village Cooperative Medical Insurance, New Rural Pension Insurance, Basic Medical Insurance Program for Urban and Township Residents, Rural Medical Assistance Insurance, as well as Rural Micro-insurance business. The Company has won the bid for 76 projects of Supplementary Major Medical Insurance Business for Urban and Rural Residents (the“Supplementary Major Medical Insurance Business”) in provinces and cities such as Liaoning and Jilin. In addition, the Company provided insurance coverage for the astronauts of Shenzhou-10 and over 200,000 college-graduate village officials. The Company actively participated in public welfare and charitable undertakings. During the Reporting Period, the Company donated RMB10 million through the China Life Foundation to Sichuan Charity Federation to provide funding for reconstruction in the aftermath of Ya’an earthquake, and continued to provide support for Wenchuan earthquake orphans, Yushu earthquake orphans and Zhouqu mudslide orphans through the China Life Foundation, embarked on the charity event of “Relay for Love, Sailing for Dream – Dreams of Earthquake Orphans Come True”, and organized the fifth session of the “China Life Summer Camp” to provide orphans from these disaster-stricken areas with long-term, continuous physical help and emotional support. The Company donated nearly RMB20 million to relevant foundations to provide subsidies for families bereft of their only child and particularly poor police families, for students and teachers in less developed regions, and to provide relief to poverty-stricken patients with serious diseases. The Company also donated over RMB3 million to severely flood stricken regions such as Liaoning and Heilongjiang provinces for flood fighting and disaster relief purposes.

Commission File Number 001-31914

2014 is an important year for advancing the “innovation-driven development strategy”, and also a critical year for fully implementing the “Twelfth Five-Year Plan”. Recovery of the world economy is instable and uncertain, and the Chinese economy faces increased difficulties and challenges. With the continued expansion of China’s marketization reforms, the competition landscape in the financial industry is changing significantly, and as the marketization process of the insurance industry accelerates, market competition and risk factors are increasingly complex. The Company will adhere to the cornerstone of “making steady progress”, implementing “innovation-driven development strategy”, continually carrying out reform and innovation, striving to promote transformation and upgrade, and further reinforcing the Company’s sustainability. After having maintained a basically stable business size, the Company will put great efforts in enhancing first-year regular premium businesses, actively developing short-term insurance businesses and improving business value, strengthening innovation in production, service, technology, systems and mechanisms and other key areas, enhancing construction of sales teams, and further optimizing its operation and management system, thus continuously enhancing its vitality. The Company will actively perform social responsibilities, and expand the policy-based commercial insurance businesses. Furthermore, the Company will solidly enhance risk prevention and improve risk management in order to ensure its robust development.

2013 marks the tenth anniversary of the listing of the Company. In the past ten years, we have implemented reforms, made innovations, and built up a modern enterprise system. We actively explored and pursued a life insurance development path with our own features. We strived to open up and greatly reinforced the Company’s development capabilities. Being people-oriented, we embarked on building a reliable team. We have made every effort to comprehensively upgrade the operation management system. Constantly seeking innovation, we established a modern information system. Being aggressive and productive, we significantly improved customer services. After enhancing controls, the Company effectively prevented operational risks. We are never reluctant to take responsibilities and the Company’s social influences are continually enhanced. In the next ten years, we will firmly seize strategic opportunities, carry forward our pioneering spirit, deepen reform and innovation, push forward transformation and upgrade, and deliver another brilliant decade as we continue toward our goal of being the strongest company we can be.

In the past decade, we encountered trials and hardships, but we never compromised. In the past ten years since the listing of the Company, all employees have been working together with complete dedication and making innovations to the best extent, which has helped China Life grow into an insurer with significant influences both at home and abroad. Today, as the Company is at a critical period of striving for transformation, upgrade and innovation and all of us at China Life continue to consistently work together with confidence to tackle difficulties without hesitation, and to take the opportunity of the 10th anniversary of the listing to realize our new ambitions in our continued efforts and make new achievements in our pursuit of development and excellence.

Commission File Number 001-31914

MANAGEMENT DISCUSSION AND ANALYSIS

I	Overview of Operations in 2013

In 2013, the Company achieved a steady growth of its business and maintained its leading position in the market, with the structure of its business further optimized and the operating results significantly improved. During the Reporting Period, net profit attributable to equity holders of the Company was RMB24,765 million, an increase of 123.9% from 2012; and one-year new business value was RMB21,300 million, an increase of 2.2% from 2012. As at the end of the Reporting Period, the Company’s embedded value was RMB342,224 million, an increase of 1.4% from 2012. During the Reporting Period, the Company’s net premiums earned was RMB324,813 million, an increase of 0.8% from 2012; first-year premiums decreased by 8.8% from 2012, first-year regular premiums decreased by 11.5% from 2012, and the percentage of first-year regular premiums in first- year premiums decreased to 35.05% in 2013 from 36.11% in 2012; first-year regular premiums with 10 years or longer payment duration increased by 12.2% from 2012, and the percentage of first-year regular premiums with 10 years or longer payment duration in first-year regular premiums increased to 52.40% in 2013 from 41.35% in 2012; renewal premiums increased by 5.8% from 2012, and the percentage of renewal premiums in gross written premiums increased to 58.45% in 2013 from 55.83% in 2012; short-term accident insurance premiums increased by 11.5% from 2012, and the percentage of short-term accident insurance premiums in short-term insurance premiums increased to 58.83% in 2013 from 57.98% in 2012. As at 31 December 2013, the number of in-force policies increased by 18.8% from the end of 2012; the Policy Persistency Rate (14 months and 26 months)2 reached 89.00% and 88.00%, respectively; and the Surrender Rate3 was 3.86%, a 1.14 percentage point increase from 2012.

With respect to the exclusive individual agent channel, the Company achieved a steady growth in its business volume, maintained a stable business scale and continued to optimize its business structure. During the Reporting Period, gross written premiums from the exclusive individual agent channel increased by 10.0% year-on-year; first-year premiums decreased by 1.2% year-on-year; first-year regular premiums decreased by 1.2% year-on-year; first-year regular premiums with 10 years or longer payment duration increased significantly; and renewal premiums increased by 12.9% year- on-year. With further development of the “effective expansion” strategy for team building, the overall quality of the personnel continued to improve. The Company made progress in developing professionalism of this distribution channel with effective product strategy and sales planning, and the new E-China Life mobile marketing tool was further integrated into the daily sales activities of the exclusive individual agents with a penetration rate of 84.6%, which significantly improved the average policy issuance timeliness and further reduced operating costs. As at the end of the Reporting Period, the Company had a total of 653,000 exclusive individual agents.

[2]	The Persistency Rate for long-term individual policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.
[3]	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premium of long-term insurance contracts)

Commission File Number 001-31914

With respect to the group insurance channel, the Company achieved a steady growth in premiums, further optimized its business structure, improved its operating results and maintained its leading position in the market. During the Reporting Period, gross written premiums, first-year premiums and short-term insurance premiums from the group insurance channel increased by 30.2%, 118.0% and 14.5% year-on-year, respectively. The group insurance channel actively provided services to economic and social development, and participated in the building of the social security system, continuing its provision of insurance for college-graduate village officials, planned birth insurance, as well as life insurance for the astronauts of Shenzhou-10. The Company actively explored international operations, took cooperation initiatives such as multinational pooling of insurance, and focused on the development of sales team in the group insurance channel. As at the end of the Reporting Period, the Company had a total of 17,000 direct sales representatives in the group insurance channel and maintained a proper growth. Sales capabilities were further enhanced. Progress was made in the professional operation of the channel.

With respect to the bancassurance channel, the Company actively implemented the transformation strategy and adjusted the business structure, by reducing the volume of single premiums business and short-term regular premiums business and making more efforts on the development of business with long-term regular premiums. Gross written premiums, first-year premiums and first- year regular premiums from the bancassurance channel decreased by 16.5%, 14.6% and 36.6% year-on-year, respectively. Meanwhile, the Company consolidated its market leading position in bancassurance business by actively exploring product transformation, deepening in channel cooperation, innovating sales methods, enhancing construction of the sales team and solidifying fundamental management. As at the end of the Reporting Period, the number of intermediary bancassurance outlets was 88,000, with a total of 54,000 sales representatives.

In 2013, domestic and international economic situations were complicated, greater efforts were put on the reforms and innovations of China’s financial market, progress in marketization of the interest rate was accelerated, and seasonal tensions were seen in the monetary market; bond market yields increased significantly; and structures of the stock market differentiated obviously. The Company flexibly responded to changes in the capital market, actively diversified investment types and channels, strengthened its investment capabilities and professional management, and constantly improved its portfolio allocations. In terms of fixed income investment, new negotiated deposits with higher fixed interest rates were made, increasing the income level of inventory assets; the Company increased its allocation in high grade credit debt securities, which further optimized the bond investment structure. In terms of equity investment, the Company took advantage of market opportunities and realized investments when the price was high, thus controlled its risk exposure. In terms of real estate investment, the Company steadily pushed forward commercial real estate investment with a negotiated investment amount of RMB4,075 million; actively involved in infrastructure and real estate investment schemes, with an accumulated investment amount of approximately RMB59,900 million. In terms of other financial assets, the Company steadily promoted investment in financial products such as trust schemes and wealth management products, with a total investment amount of approximately RMB5,900 million. As at the end of the Reporting Period, the Company’s investment assets reached RMB1,848,681 million, an increase of 3.2% from the end of 2012. Among the major types of investment, the percentages of term deposits and bonds increased to 35.93% and 47.25% from 35.80% and 46.24% respectively as compared to the

Commission File Number 001-31914

end of 2012, and the percentages of shares and funds decreased to 7.50% from 9.01% as compared to the end of 2012. During the Reporting Period, the interest income increased stably with a net investment yield4 of 4.54%; spread income increased significantly and impairment losses of assets reduced notably, as a result of which the gross investment yield5 was 4.86%, gross investment yield including share of profit of associates6 was 4.95%. Due to the upward slope of the yield curve in the bond market, the comprehensive investment yield taking account of current net fair value changes of available-for-sale securities recognized in other comprehensive income7 was 3.17%.

In 2013, the Company implemented the “innovation-driven development strategy” with great efforts. Progress was made in product innovation, effectively pushing the business development through innovation of product packages such as Ruixin (2013) Insurance Package Plan and Golden Account Annuity Insurance (Universal) Package Plan. The Company made new achievements in sales innovation, effectively utilized customer relation management results, and carried out customized marketing, promoting fast development of the business of first-year regular premiums with 10 years or longer payment duration; and explored direct sales over the counter to support business development. Efficiency of claim settlement was significantly improved by taking new steps in service innovation and comprehensively implementing a centralized platform for claim settlement. The Company actively expanded the E-service for insurance policies in order to continuously improve the quality of insurance policy service; optimized its policy loan service and embarked on a pilot program of integrated customer service system, with a view to improve its customer experience. With the data center officially put into production, the Company took a new step in technological innovation; the Company received Insurance Innovation Award for its Supplementary Major Medical Insurance Business system; the internet sales system for e-insurance intermediaries was widely used; and E-China Life functions were constantly improved. Breakthroughs were achieved in innovation of systems and mechanisms, actively exploring marketization reforms for investment and management mechanisms; and progress was made in promoting professionalism of operations and sales channels.

[4]	Net investment yield = (Investment income + Net income from investment properties – Business tax and extra charges for investment) / ((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2)
[5]	Gross investment yield = (Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss + Total income from investment properties – Business tax and extra charges for investment)/((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2)
[6]	Gross investment yield including share of profit of associates = (Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss + Total income from investment properties – Business tax and extra charges for investment + Share of profit of associates) / ((Investment assets at the beginning of the period + Investments in associates at the beginning of the period + Investment assets at the end of the period + Investments in associates at the end of the period) / 2)
[7]	Comprehensive investment yield = (Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss + Current net fair value changes of available-for-sale securities recognized in other comprehensive income + Total income from investment properties – Business tax and extra charges for investment) / ((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2)

Commission File Number 001-31914

The Company complied with Section 404 of the U.S. Sarbanes-Oxley Act continuously. Meanwhile, it implemented procedures for the compliance with standard systems of corporate internal control by following the “Standard Regulations on Corporate Internal Control” and the “Implementation Guidelines for Corporate Internal Control” jointly issued by five PRC ministries including the Ministry of Finance and the “Basic Standards of Internal Control for Insurance Companies” issued by the CIRC, and increased the independence of internal control assessment by further improving its internal control self assessment system. The Company continuously complied with the Guidelines for the Implementation of Comprehensive Risk Management of Personal Insurance Companies issued by the CIRC, taking the lead in implementing a risk preference system within the industry, and realizing transition of risk monitoring from ex post reporting to concurrent monitoring. Based on its long standing commitment to integrity, the Company has built up the core value of the corporate culture with emphasis on “honesty, integrity, gratitude and achievement”, and conducted activities titled “Integrity-I Do First” within the organization for six consecutive years.

II	Analysis of Major Items of Consolidated Statement of Comprehensive Income

(1)	Total Revenues

For the year ended 31 December	RMB million
	2013	2012
Net premiums earned	324,813	322,126
Individual life insurance business	303,431	305,732
Group life insurance business	2,055	465
Short-term insurance business	16,952	15,929
Supplementary major medical insurance business	2,375	—
Investment income	82,816	73,243
Net realised gains and impairment on financial assets	5,793	(26,876)
Net fair value gains/(losses) through profit or loss	137	(313)
Other income	4,324	3,305

Total	417,883	371,485

Net Premiums Earned

1	Individual Life Insurance Business

During the Reporting Period, net premiums earned from individual life insurance business decreased by 0.8% from 2012. This was primarily due to the adjustment of the bancassurance business structure

Commission File Number 001-31914

2	Group Life Insurance Business

During the Reporting Period, net premiums earned from group life insurance business increased by 341.9% from 2012. This was primarily due to an increase in premiums earned from the group annuity insurance business.

3	Short-term Insurance Business

During the Reporting Period, net premiums earned from short-term insurance business increased by 6.4% from 2012. This was primarily due to the Company’s efforts on making adjustment to the business structure and motivating local branches in acquiring new business.

4	Supplementary Major Medical Insurance Business

The Company started supplementary major medical insurance business as some provinces and cities launched supplementary major medical insurance pilot programs in 2013.

Gross written premiums categorized by business:

For the year ended 31 December	RMB million
	2013	2012
Individual Life Insurance Business	303,660	305,841
First-year business	112,929	125,649
Single	72,658	80,118
First-year regular	40,271	45,531
Renewal business	190,731	180,192
Group Life Insurance Business	2,060	469
First-year business	2,064	462
Single	2,029	458
First-year regular	35	4
Renewal business	(4)	7
Short-term Insurance Business	18,056	16,432
Short-term accident insurance business	10,623	9,527
Short-term health insurance business	7,433	6,905
Supplementary Major Medical Insurance Business	2,514	—

Total	326,290	322,742

Commission File Number 001-31914

Gross written premiums categorized by channel:

For the year ended 31 December	RMB million
	2013	2012
Exclusive Individual Agent Channel	197,698	179,761
First-year business of long-term insurance	31,815	32,197
Single	413	415
First-year regular	31,402	31,782
Renewal business	160,302	141,999
Short-term insurance business	5,581	5,565
Group Insurance Channel	17,658	13,562
First-year business of long-term insurance	4,720	2,165
Single	4,561	2,002
First-year regular	159	163
Renewal business	563	593
Short-term insurance business	12,375	10,804
Bancassurance Channel	107,658	128,863
First-year business of long-term insurance	78,178	91,524
Single	69,695	78,151
First-year regular	8,483	13,373
Renewal business	29,387	37,283
Short-term insurance business	93	56
Other Channels[1]	3,276	556
First-year business of long-term insurance	280	225
Single	18	8
First-year regular	262	217
Renewal business	475	324
Short-term insurance business	7	7
Supplementary major medical insurance business	2,514	—

Total	326,290	322,742

Notes:

1.	Other channels mainly include supplementary major medical insurance business, telephone sales, etc.
2.	The Company’s channel premium breakdown was presented based on the groups of sales personnels including exclusive indiidual agent team, direct sales representatives, bancassurance sales team and other distribution channels.

Commission File Number 001-31914

Investment Income

For the year ended 31 December	RMB million
	2013	2012
Investment income from securities at fair value through profit or loss	1,542	1,567
Investment income from available-for-sale securities	19,596	20,992
Investment income from held-to-maturity securities	22,588	15,194
Investment income from bank deposits	32,667	30,512
Investment income from loans	5,773	4,339
Other investment income	650	639

Total	82,816	73,243

1	Investment Income from Securities at Fair Value through Profit or Loss

During the Reporting Period, investment income from securities at fair value through profit or loss decreased by 1.6% from 2012. This was primarily due to a decrease in dividend income from equity assets at fair value through profit or loss.

2	Investment Income from Available-for-Sale Securities

During the Reporting Period, investment income from available-for-sale securities decreased by 6.7% from 2012. This was primarily due to a decrease in dividend income from available-for-sale equity assets.

3	Investment Income from Held-to-Maturity Securities

During the Reporting Period, investment income from held-to-maturity securities increased by 48.7% from 2012. This was primarily due to an increase in interest income resulting from the Company’s increased allocation in held-to-maturity securities and in high grade credit debt securities.

4	Investment Income from Bank Deposits

During the Reporting Period, investment income from bank deposits increased by 7.1% from 2012. This was primarily due to an increase in the volume of bank deposits and market interest rates.

Commission File Number 001-31914

5	Investment Income from Loans

During the Reporting Period, investment income from loans increased by 33.0% from 2012. This was primarily due to an increase in the volume of policy loans and debt investment plans.

Net Realised Gains and Impairment on Financial Assets

During the Reporting Period, changes in net realized gains and impairment on financial assets were primarily due to a decrease in impairment losses of available-for-sale equity assets.

Net Fair Value Gains/(Losses) through Profit or Loss

During the Reporting Period, changes in net fair value gains/(losses) through profit or loss were primarily due to an increase in spread income from equity assets at fair value through profit or loss.

Other Income

During the Reporting Period, other income increased by 30.8% from 2012. This was primarily due to an increase in commission fees earned from the China Life Property and Casualty Insurance Company Limited.

(2)	Benefits, Claims and Expenses

For the year ended 31 December	RMB million
	2013	2012
Insurance benefits and claims expenses
Individual life insurance business	299,093	292,312
Group life insurance business	1,932	352
Short-term insurance business	8,766	7,898
Supplementary major medical insurance business	2,497	—
Investment contract benefits	1,818	2,032
Policyholder dividends resulting from participation in profits	18,423	3,435
Underwriting and policy acquisition costs	25,690	27,754
Finance costs	4,032	2,575
Administrative expenses	24,805	23,283
Other expenses	3,864	3,304
Statutory insurance fund contribution	637	609

Total	391,557	363,554

Commission File Number 001-31914

Insurance Benefits and Claims Expenses

1	Individual Life Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to individual life insurance business increased by 2.3% from 2012, remaining basically stable.

2	Group Life Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to group life insurance business increased by 448.9% from 2012. This was primarily due to an increase in business volume.

3	Short-term Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to short- term insurance business increased by 11.0% from 2012. This was primarily due to an increase in business volume.

4	Supplementary Major Medical Insurance Business

The Company started to pay insurance benefits and claims for the supplementary major medical insurance business which was newly launched in 2013.

Investment Contract Benefits

During the Reporting Period, investment contract benefits decreased by 10.5% from 2012. This was primarily due to the decreased volume of investment contracts and adjustment to settlement interest rates of certain products.

Policyholder Dividends Resulting from Participation in Profits

During the Reporting Period, policyholder dividends resulting from participation in profits increased by 436.3% from 2012. This was primarily due to an increase in investment yields for participating products.

Commission File Number 001-31914

Underwriting and Policy Acquisition Costs

During the Reporting Period, underwriting and policy acquisition costs decreased by 7.4% from 2012. This was primarily due to a decrease in commission fees resulting from the decrease in first-year premiums.

Finance Costs

During the Reporting Period, finance costs increased by 56.6% from 2012. This was primarily due to an increase in interest payments for subordinated term debts.

Administrative Expenses

During the Reporting Period, administrative expenses increased by 6.5% from 2012. This was primarily due to an increase in compensation to the employees.

Other Expenses

During the Reporting Period, other expenses increased by 16.9% from 2012. This was primarily due to an increase in foreign exchange losses.

(3)	Profit before Income Tax

For the year ended 31 December	RMB million
	2013	2012
Individual life insurance business	24,903	7,450
Group life insurance business	511	(216)
Short-term insurance business	218	191
Supplementary major medical insurance business	(247)	—
Other businesses	4,066	3,543

Total	29,451	10,968

Commission File Number 001-31914

1	Individual Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the individual life insurance business increased by 234.3% from 2012. This was primarily due to an increase in investment yield of the individual life insurance business segment.

2	Group Life Insurance Business

During the Reporting Period, the change in profit before income tax of the Company in the group life insurance business was primarily due to an increase in business volume and investment yield of the group life insurance business segment.

3	Short-term Insurance Business

During the Reporting Period, profit before income tax of the Company in the short-term insurance business increased by 14.1% from 2012. This was primarily due to a rapid increase in business volume, an improvement in business quality, the stable cost control and an increase in investment yield of the shot-term insurance business segment.

4	Supplementary Major Medical Insurance Business

The Company launched the supplementary major medical insurance business in 2013. The gross written premiums earned was RMB2,514 million, the insurance contract reserves was RMB1,479 million, and the total loss was RMB247 million.

(4)	Income Tax

During the Reporting Period, income tax of the Company was RMB4,443 million, while income tax of the Company for the year 2012 was RMB-304 million. The change was primarily due to the combined effect of taxable income and deferred tax.

(5)	Net Profit

During the Reporting Period, net profit attributable to equity holders of the Company was RMB24,765 million, a 123.9% increase from 2012. This was primarily due to the increase in investment income and the relatively low base recorded in 2012.

Commission File Number 001-31914

III	Analysis of Major Items of Consolidated Statement of Financial Position

(1)	Major Assets

	RMB million
	As at 31 December 2013	As at 31 December 2012
Investment assets	1,848,681	1,790,838
Term deposits	664,174	641,080
Held-to-maturity securities	503,075	452,389
Available-for-sale securities	491,527	506,416
Securities at fair value through profit or loss	34,172	34,035
Securities purchased under agreements to resell	8,295	894
Cash and cash equivalents	21,330	69,452
Loans	118,626	80,419
Statutory deposits-restricted	6,153	6,153
Investment properties	1,329	—
Other assets	124,260	108,078

Total	1,972,941	1,898,916

Term Deposits

As at the end of the Reporting Period, term deposits increased by 3.6% from the end of 2012. This was primarily due to the Company’s increased allocation in ordinary term deposits.

Held-to-Maturity Securities

As at the end of the Reporting Period, held-to-maturity securities increased by 11.2% from the end of 2012. This was primarily due to the fact that the Company increased the allocation in held-to-maturity assets in light of market conditions.

Available-for-Sale Securities

As at the end of the Reporting Period, available-for-sale securities decreased by 2.9% from the end of 2012. This was primarily due to the Company’s decreased allocation in debt assets in light of market conditions.

Commission File Number 001-31914

Securities at Fair Value through Profit or Loss

As at the end of the Reporting Period, securities at fair value through profit or loss increased by 0.4% from the end of 2012, with overall size remaining stable.

Cash and Cash Equivalents

As at the end of the Reporting Period, cash and cash equivalents decreased by 69.3% from the end of 2012. This was primarily due to the need for liquidity management.

Loans

As at the end of the Reporting Period, loans increased by 47.5% from the end of 2012. This was primarily due to an increase in the volume of policy loans, as well as the Company’s increased allocation in debt investment plan.

Investment Properties

The Company newly launched investment in investment properties in 2013.

As at the end of the Reporting Period, our investment assets are categorized as below in terms of asset classes:

	RMB million
	As at 31 December 2013		As at 31 December 2012
	Amount	Percentage	Amount	Percentage
Cash and cash equivalents	21,330	1.15%	69,452	3.88%
Term deposits	664,174	35.93%	641,080	35.80%
Bonds	873,585	47.25%	828,098	46.24%
Funds	58,991	3.19%	59,207	3.30%
Common stocks	79,727	4.31%	102,089	5.70%
Other investment forms	150,874	8.17%	90,912	5.08%

Total	1,848,681	100%	1,790,838	100%

Commission File Number 001-31914

(2)	Major Liabilities

	RMB million
	As at 31 December 2013	As at 31 December 2012
Insurance contracts	1,494,497	1,384,537
Investment contracts	65,087	66,639
Securities sold under agreements to repurchase	20,426	68,499
Policyholder dividends payable	49,536	44,240
Annuity and other insurance balances payable	23,179	16,890
Bonds payable	67,985	67,981
Deferred tax liabilities	4,919	7,834
Other liabilities	24,727	19,195

Total	1,750,356	1,675,815

Insurance Contracts

As at the end of the Reporting Period, liabilities of insurance contracts increased by 7.9% from the end of 2012. This was primarily due to the new insurance business and the accumulation of insurance liabilities from renewal business. As at the reporting date, the Company’s reserves for insurance contracts passed liability adequacy testing.

Investment Contracts

As at the end of the Reporting Period, account balance of investment contracts decreased by 2.3% from the end of 2012. This was primarily due to a decrease in the account volume of certain investment contracts.

Securities Sold under Agreements to Repurchase

As at the end of the Reporting Period, securities sold under agreements to repurchase decreased by 70.2% from the end of 2012. This was primarily due to the needs for liquidity management.

Policyholder Dividends Payable

As at the end of the Reporting Period, policyholder dividends payable increased by 12.0% from the end of 2012. This was primarily due to an increase in investment yields for participating products.

Commission File Number 001-31914

Annuity and Other Insurance Balances Payable

As at the end of the Reporting Period, annuity and other insurance balances payable increased by 37.2% from the end of 2012. This was primarily due to an increase in maturities payable.

Bonds Payable

As at the end of the Reporting Period, bonds payable remained stable as compared to the end of 2012. This was primarily due to the fact that no subordinated term debts were issued by the Company in 2013.

Deferred Tax Liabilities

As at the end of the Reporting Period, deferred tax liabilities decreased by 37.2% from the end of 2012. This was primarily due to a decrease in the fair value of available-for-sale securities.

(3)	Equity Holders’ Equity

As at the end of the Reporting Period, equity holders’ equity was RMB220,331 million, a 0.3% decrease from the end of 2012. This was primarily due to the combined effect of the comprehensive income during the Reporting Period and dividend distribution in the previous year.

IV	Analysis of Cash Flows

(1)	Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits from investment contracts, proceeds from sales and maturity of financial assets, and investment income. The primary liquidity risks with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the amount of cash and cash equivalents was RMB21,330 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB664,174 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. As at the end of the Reporting Period, investments in debt securities had a fair value of RMB835,738 million, while investments in equity securities had a fair value of RMB154,957 million. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments or sell them at a fair price.

Commission File Number 001-31914

(2)	Liquidity Uses

Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

(3)	Consolidated Cash Flows

For the year ended 31 December	RMB million
	2013	2012
Net cash inflow from operating activities	68,292	132,182
Net cash outflow from investing activities	(60,233)	(203,804)
Net cash inflow/(outflow) from financing activities	(56,105)	85,089
Foreign currency losses on cash and cash equivalents	(76)	—

Net increase/(decrease) in cash and cash equivalents	(48,122)	13,467

We have established a cash flow testing system, and conduct regular tests to monitor the cash inflows and outflows under various changing circumstances and adjust accordingly the asset portfolio to ensure sufficient sources of liquidity. During the Reporting Period, net cash inflow from operating activities decreased by 48.3% from 2012. This was primarily due to an increase in insurance benefits and claims. Net cash outflow from investing activities decreased by 70.4% from 2012. This was primarily due to the needs for investment management. The change in net cash flow from financing activities was primarily due to the needs for liquidity management.

Commission File Number 001-31914

V	Solvency Ratio

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant rules) by the minimum capital it is required to meet. The following table shows our solvency ratio as at the end of the Reporting Period:

	RMB million
	As at 31 December 2013	As at 31 December 2012
Actual capital	168,501	176,024
Minimum capital	74,485	74,718
Solvency ratio	226.22%	235.58%

The Company’s solvency ratio decreased primarily due to the combined effect of the comprehensive income during the Reporting Period, dividend distribution in the previous year and business development of the Company.

Commission File Number 001-31914

ANNUAL RESULTS8

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December 2013

		2013	2012
	Notes	RMB million	RMB million
REVENUES
Gross written premiums		326,290	322,742
Less: premiums ceded to reinsurers		(556)	(384)

Net written premiums		325,734	322,358
Net change in unearned premium reserves		(921)	(232)

Net premiums earned		324,813	322,126

Investment income	1	82,816	73,243
Net realised gains and impairment on financial assets	2	5,793	(26,876)
Net fair value gains/(losses) through profit or loss	3	137	(313)
Other income		4,324	3,305

Total revenues		417,883	371,485

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	4	(193,671)	(107,674)
Accident and health claims and claim adjustment expenses	4	(11,263)	(7,898)
Increase in insurance contracts liabilities	4	(107,354)	(184,990)
Investment contract benefits	5	(1,818)	(2,032)
Policyholder dividends resulting from participation in profits		(18,423)	(3,435)
Underwriting and policy acquisition costs		(25,690)	(27,754)
Finance costs	6	(4,032)	(2,575)
Administrative expenses		(24,805)	(23,283)
Other expenses		(3,864)	(3,304)
Statutory insurance fund contribution	7	(637)	(609)

Total benefits, claims and expenses		(391,557)	(363,554)

Share of profit of associates	8	3,125	3,037

Profit before income tax	9	29,451	10,968
Income tax	10	(4,443)	304

Net profit		25,008	11,272

Attributable to:
– Equity holders of the Company		24,765	11,061
– Non-controlling interests		243	211

Basic and diluted earnings per share	11	RMB0.88	RMB0.39

[8]	The “Group” refers to China Life Insurance Company Limited and its subsidiaries in this part.

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (Continued)

For the year ended 31 December 2013

		2013	2012
	Note	RMB million	RMB million
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities		(25,135)	8,864
Amount transferred to net profit from other comprehensive income		(5,793)	26,876
Portion of fair value changes on available-for-sale securities attributable to participating policyholders		2,635	(2,635)
Share of other comprehensive income of associates under the equity method		(332)	167
Income tax relating to components of other comprehensive income	10	7,050	(8,265)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		(21,575)	25,007

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods		—	—

Other comprehensive income for the year, net of tax		(21,575)	25,007

Total comprehensive income for the year, net of tax		3,433	36,279

Attributable to:
– Equity holders of the Company		3,203	36,056
– Non-controlling interests		230	223

Commission File Number 001-31914

Notes:

1	INVESTMENT INCOME

	For the year ended 31 December
	2013	2012
	RMB million	RMB million
Debt securities
– held-to-maturity securities	22,588	15,194
– available-for-sale securities	16,188	16,219
– at fair value through profit or loss	963	911
Equity securities
– available-for-sale securities	3,408	4,773
– at fair value through profit or loss	579	656
Bank deposits	32,667	30,512
Loans	5,773	4,339
Securities purchased under agreements to resell	556	633
Others	94	6

Total	82,816	73,243

For the year ended 31 December 2013, included in investment income is interest income of RMB78,829 million (2012: RMB67,814 million). All interest income is accrued using the effective interest method.

The investment income from listed debt and equity securities for the year ended 31 December 2013 was RMB6,395 million (2012: RMB6,009 million). The investment income from unlisted debt and equity securities for the year ended 31 December 2013 was RMB37,331 million (2012: RMB31,744 million).

2	NET REALISED GAINS AND IMPAIRMENT ON FINANCIAL ASSETS

	For the year ended 31 December
	2013	2012
	RMB million	RMB million
Debt securities
Net realised gains	385	1,192
Reversal of impairment	—	51

Subtotal	385	1,243

Equity securities
Net realised gains	9,211	2,975
Impairment	(3,803)	(31,094)

Subtotal	5,408	(28,119)

Total	5,793	(26,876)

Commission File Number 001-31914

Net realised gains and impairment on financial assets are from available-for-sale securities.

During the year ended 31 December 2013, the Group recognized impairment charge of RMB142 million (2012: RMB14,950 million) of available-for-sale funds, RMB3,517 million (2012: RMB15,980 million) of available-for-sale common stocks and RMB144 million (2012: RMB164 million) of other available-for-sale securities, for which the Group determined that objective evidence of impairment existed.

3	NET FAIR VALUE GAINS/(LOSSES) THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2013	2012
	RMB million	RMB million
Debt securities	(239)	47
Equity securities	305	(88)
Stock appreciation rights	71	(272)

Total	137	(313)

4	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross	Ceded	Net
	RMB million	RMB million	RMB million
For the year ended 31 December 2013
Life insurance death and other benefits	193,755	(84)	193,671
Accident and health claims and claim adjustment expenses	11,392	(129)	11,263
Increase in insurance contracts liabilities	107,442	(88)	107,354

Total	312,589	(301)	312,288

For the year ended 31 December 2012
Life insurance death and other benefits	107,688	(14)	107,674
Accident and health claims and claim adjustment expenses	8,011	(113)	7,898
Increase in insurance contracts liabilities	185,018	(28)	184,990

Total	300,717	(155)	300,562

5	INVESTMENT CONTRACT BENEFITS

Benefits of investment contracts are mainly the interest credited to investment contracts.

Commission File Number 001-31914

6	FINANCE COSTS

	For the year ended 31 December
	2013	2012
	RMB million	RMB million
Interest expenses for bonds payable	3,423	2,394
Interest expenses for securities sold under agreements to repurchase	609	181

Total	4,032	2,575

7	STATUTORY INSURANCE FUND

As required by CIRC Order [2008] No. 2, “Measures for Administration of Statutory Insurance Fund”, all insurance companies have to pay statutory insurance fund contribution to the CIRC from 1 January 2009. The Group is subject to statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively; (ii) at 0.8% and 0.15% of premiums from short-term health policies and long-term health policies, respectively; (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of the Group’s total assets, no additional contribution to the statutory insurance fund is required.

8	INVESTMENTS IN ASSOCIATES

Group

	2013	2012
	RMB million	RMB million
As at 1 January	28,991	24,448
Investment in associates (i)	2,506	1,339
Amount of additional investment cost below the fair value for identifiable net assets	683	—
Scrip dividend (ii)	81	182
Share of profit	3,125	3,037
Other equity movements	(332)	167
Dividend received (ii)	(279)	(182)

As at 31 December	34,775	28,991

Commission File Number 001-31914

(i)	On 27 September 2013, the Company and Sino-Ocean Land Holdings Limited (“Sino-Ocean”) entered into the “Subscription Agreement between Sino-Ocean Land Holdings Limited and China Life Insurance Company Limited” (“Subscription Agreement”), pursuant to which the Company agreed to subscribe for 635,941,967 non- public shares issued by Sino-Ocean at the price of HKD4.74 per share. On 19 November 2013, the subscription was approved by the extraordinary general meeting of Sino-Ocean. On 22 November 2013, the subscription was completed. As at 31 December 2013, the percentage of equity interest held by the Company in Sino-Ocean was 29.02%.

(ii)	2012 final dividend of HKD0.17 per ordinary share was approved and declared in the Annual General Meeting of Sino-Ocean on 10 May 2013, and each shareholder could elect to receive the 2012 final dividend in cash or in scrip shares. The Company elected the cash option and received cash dividend amounting to RMB198 million.

2013 interim dividend of HKD0.07 per ordinary share was approved and declared in the board meeting of Sino- Ocean on 15 August 2013, and each shareholder could elect to receive the 2013 interim dividend in cash or in scrip shares. The Company elected the scrip shares option and received scrip shares amounting to RMB81 million with a corresponding increase in the carry value of investments in associates.

The Group’s investments in associates are unlisted except for Sino-Ocean which is listed in Hong Kong. As at 31 December 2013, the stock price of Sino-Ocean was HKD5.09 per share.

As at 31 December 2013, the Group owned the following associates:

	Country of	Percentage of
Name	incorporation	equity interest held
China Guangfa Bank Co., Ltd. (“CGB”)	PRC	20.00%
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	PRC	40.00%
Sino-Ocean	Hong Kong, PRC	29.02%
COFCO Futures Company Limited (“COFCO Futures”)	PRC	35.00%

As at 31 December 2012, the Group owned the following associates:

	Country of	Percentage of
Name	incorporation	equity interest held
CGB	PRC	20.00%
CLP&C	PRC	40.00%
Sino-Ocean	Hong Kong, PRC	24.85%
COFCO Futures	PRC	35.00%

Commission File Number 001-31914

The following table illustrates the summarised financial information of the Group’s associates as at 31 December 2013 and for the year 2013:

				COFCO
	CGB	CLP&C	Sino-Ocean	Futures
	RMB million	RMB million	RMB million	RMB million
Total assets	1,469,850	37,359	137,869	8,486
Total liabilities	1,396,558	29,192	94,424	6,039
Total equity	73,292	8,167	43,445	2,447
Total equity attributable to equity holders of the associates	73,292	8,167	37,525	2,445
Total adjustments (i)	—	—	1,877	—
Total equity attributable to equity holders of the associates after adjustments	73,292	8,167	39,402	2,445
Proportion of the Group’s ownership	20.00%	40.00%	29.02%	35.00%
Carrying amount of the investments	17,704	3,267	12,403	1,401

Total revenues	34,477	28,054	32,386	1,483
Net profit	11,583	535	4,661	169
Other comprehensive income	(1,820)	253	46	9
Total comprehensive income	9,763	788	4,707	178

The Group had no contingent liabilities or capital commitments with the associates as at 31 December 2013.

The following table illustrates the summarised financial information of the Group’s associates as at 31 December 2012 and for the year 2012:

				COFCO
	CGB	CLP&C	Sino-Ocean	Futures
	RMB million	RMB million	RMB million	RMB million
Total assets	1,168,150	30,333	128,305	7,003
Total liabilities	1,104,622	22,954	86,258	4,731
Total equity	63,528	7,379	42,047	2,272
Total equity attributable to equity holders of the associates	63,528	7,379	29,759	2,269
Total adjustments (i)	—	—	2,374	—
Total equity attributable to equity holders of the associates after adjustments	63,528	7,379	32,133	2,269
Proportion of the Group’s ownership	20.00%	40.00%	24.85%	35.00%
Carrying amount of the investments	15,752	2,947	8,952	1,340

Total revenues	31,270	19,952	30,276	867
Net profit	11,220	375	3,987	124
Other comprehensive income	(398)	514	9	—
Total comprehensive income	10,822	889	3,996	124

The Group had no contingent liabilities or capital commitments with the associates as at 31 December 2012.

(i)	Including adjustments for the difference of accounting policies, fair value and others.

Commission File Number 001-31914

9	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging the following:

	For the year ended 31 December
	2013 RMB million	2012 RMB million
Employee salaries and welfare cost	10,789	9,699
Housing benefits	740	643
Contribution to the defined contribution pension plan	1,932	1,743
Depreciation and amortisation	2,026	1,949
Exchange loss	437	49
Auditors’ remuneration	52	65

10	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same fiscal authority.

(a)	The amount of taxation charged to net profit represents:

	For the year ended 31 December
	2013 RMB million	2012 RMB million
Current taxation – Enterprise income tax	428	1,581
Deferred taxation	4,015	(1,885)

Taxation charges	4,443	(304)

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the year ended 31 December 2012: 25%) is as follows:

	For the year ended 31 December
	2013 RMB million	2012 RMB million
Profit before income tax	29,451	10,968
Tax computed at the statutory tax rate	7,363	2,742
Non-taxable income (i)	(3,172)	(3,462)
Expenses not deductible for tax purposes (i)	200	364
Unused tax losses	51	49
Others	1	3

Income tax at the effective tax rate	4,443	(304)

Commission File Number 001-31914

(i)	Non-taxable income mainly includes interest income from government bonds and funds. Expenses not deductible for tax purposes mainly include commission, brokerage and donation expenses that do not meet the criteria for deduction according to the relevant tax regulations.

(c)	As at 31 December 2013 and 31 December 2012, deferred income tax was calculated in full on temporary differences under the liability method using a principal tax rate of 25%. The movements in deferred tax assets and liabilities during the year are as follows:

Deferred tax assets/(liabilities)

Group	Insurance RMB million	Investments RMB million	Others RMB million	Total RMB million
	(i)	(ii)	(iii)
As at 1 January 2012	(12,266)	9,857	955	(1,454)
(Charged)/credited to net profit	(180)	2,128	(63)	1,885
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(8,924)	—	(8,924)
– Portion of fair value gains on available-for-sale securities allocated to participating policyholders	659	—	—	659

As at 31 December 2012	(11,787)	3,061	892	(7,834)

As at 1 January 2013	(11,787)	3,061	892	(7,834)
(Charged)/credited to net profit	820	(5,024)	189	(4,015)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	7,731	—	7,731
– Portion of fair value losses on available-for-sale securities allocated to participating policyholders	(660)	—	—	(660)
– Others	—	(21)	—	(21)
Others	—	(120)	—	(120)

As at 31 December 2013	(11,627)	5,627	1,081	(4,919)

(i)	The deferred tax arising from the Insurance category is mainly related to the change of long-term insurance contracts liabilities at 31 December 2008 as a result of the first time adoption of International Financial Reporting Standards (“IFRS”) in 2009 and the temporary differences of short-term insurance contracts liabilities and policyholder dividend payables.
(ii)	The deferred tax arising from the Investments category is mainly related to the temporary differences of unrealised gains/(losses), which includes available-for-sale securities, and securities at fair value through profit or loss.
(iii)	The deferred tax arising from the Others is mainly related to the temporary differences of employee salaries and welfare cost payables.

Commission File Number 001-31914

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

Group	As at 31 December 2013	As at 31 December 2012
	RMB million	RMB million
Deferred tax assets:
– deferred tax assets to be recovered after 12 months	7,084	6,729
– deferred tax assets to be recovered within 12 months	1,827	1,342

Subtotal	8,911	8,071

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(13,557)	(15,555)
– deferred tax liabilities to be settled within 12 months	(273)	(350)

Subtotal	(13,830)	(15,905)

Net deferred tax liabilities	(4,919)	(7,834)

11	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2013 are based on the profit for the year attributable to equity holders of the Company and the weighted average number of 28,264,705,000 ordinary shares (for the year ended 31 December 2012: 28,264,705,000 ordinary shares).

12	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting in June 2013, a final dividend of RMB0.14 per ordinary share totalling RMB3,957 million in respect of the year ended 31 December 2012 was declared and paid in 2013. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2013.

Pursuant to a resolution passed at the meeting of the Board of Directors on 25 March 2014, a final dividend of RMB0.30 per ordinary share totalling approximately RMB8,479 million for the year ended 31 December 2013 was proposed for shareholders’ approval at the forthcoming Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2013.

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2013

	As at 31	As at 31
	December 2013	December 2012
	RMB million	RMB million
ASSETS
Property, plant and equipment	23,393	22,335
Investment properties	1,329	—
Investments in associates	34,775	28,991
Held-to-maturity securities	503,075	452,389
Loans	118,626	80,419
Term deposits	664,174	641,080
Statutory deposits-restricted	6,153	6,153
Available-for-sale securities	491,527	506,416
Securities at fair value through profit or loss	34,172	34,035
Securities purchased under agreements to resell	8,295	894
Accrued investment income	34,717	28,926
Premiums receivable	9,876	8,738
Reinsurance assets	1,069	948
Other assets	20,430	18,140
Cash and cash equivalents	21,330	69,452

Total assets	1,972,941	1,898,916

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continued)

As at 31 December 2013

	As at 31 December 2013	As at 31 December 2012
	RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	1,494,497	1,384,537
Investment contracts	65,087	66,639
Policyholder dividends payable	49,536	44,240
Bonds payable	67,985	67,981
Securities sold under agreements to repurchase	20,426	68,499
Annuity and other insurance balances payable	23,179	16,890
Premiums received in advance	6,305	2,576
Other liabilities	18,233	16,435
Deferred tax liabilities	4,919	7,834
Current income tax liabilities	5	22
Statutory insurance fund	184	162

Total liabilities	1,750,356	1,675,815

Equity
Share capital	28,265	28,265
Reserves	96,913	112,428
Retained earnings	95,153	80,392

Attributable to equity holders of the Company	220,331	221,085

Non-controlling interests	2,254	2,016

Total equity	222,585	223,101

Total liabilities and equity	1,972,941	1,898,916

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2013

	Attributable to equity holders of the Company
	Share capital RMB million	Reserves RMB million	Retained earnings RMB million	Non- controlling interests RMB million	Total RMB million
As at 1 January 2012	28,265	83,371	79,894	1,858	193,388
Net profit	—	—	11,061	211	11,272
Other comprehensive income	—	24,995	—	12	25,007

Total comprehensive income	—	24,995	11,061	223	36,279

Transactions with owners
Appropriation to reserves	—	4,062	(4,062)	—	—
Dividends paid	—	—	(6,501)	—	(6,501)
Dividends to non-controlling interests	—	—	—	(65)	(65)

Total transactions with owners	—	4,062	(10,563)	(65)	(6,566)

As at 31 December 2012	28,265	112,428	80,392	2,016	223,101

As at 1 January 2013	28,265	112,428	80,392	2,016	223,101
Net profit	—	—	24,765	243	25,008
Other comprehensive income	—	(21,562)	—	(13)	(21,575)

Total comprehensive income	—	(21,562)	24,765	230	3,433

Transactions with owners
Capital paid in	—	—	—	88	88
Appropriation to reserves	—	6,047	(6,047)	—	—
Dividends paid	—	—	(3,957)	—	(3,957)
Dividends to non-controlling interests	—	—	—	(80)	(80)

Total transactions with owners	—	6,047	(10,004)	8	(3,949)

As at 31 December 2013	28,265	96,913	95,153	2,254	222,585

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2013

	2013	2012
	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	29,451	10,968
Adjustments for:
Investment income	(82,816)	(73,243)
Net realised and unrealised gains and impairment on financial assets	(5,930)	27,189
Amount of investment cost below the fair value for identifiable net assets of an associate	(683)	—
Insurance contracts	109,843	185,106
Depreciation and amortisation	2,026	1,949
Foreign exchange losses	437	49
Share of profit of associates	(3,125)	(3,037)
Changes in operating assets and liabilities:
Securities at fair value through profit or loss	(449)	(10,152)
Receivables and payables	23,300	(4,434)
Income tax paid	(5,343)	(3,675)
Interest received-securities at fair value through profit or loss	1,002	833
Dividends received-securities at fair value through profit or loss	579	629

Net cash inflow from operating activities	68,292	132,182

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities:
Disposals of debt securities	20,623	51,281
Maturities of debt securities	15,244	5,277
Disposals of equity securities	231,864	105,519
Property, plant and equipment	159	218
Purchases:
Debt securities	(122,952)	(228,296)
Equity securities	(223,449)	(70,557)
Property, plant and equipment	(3,724)	(5,293)
Additional capital contribution to associates	(2,386)	(1,339)
Increase in term deposits, net	(23,456)	(120,287)
Increase/(decrease) in securities purchased under agreements to resell, net	(7,401)	1,476
Interest received	72,667	61,410
Dividends received	2,861	4,768
Increase in policy loans, net	(20,283)	(7,572)
Others	—	(409)

Net cash outflow from investing activities	(60,233)	(203,804)

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

For the year ended 31 December 2013

	2013	2012
	RMB million	RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	(48,073)	55,499
Interest paid	(4,083)	(1,832)
Dividends paid to equity holders of the Company	(3,957)	(6,501)
Dividends paid to non-controlling interests	(80)	(65)
Proceeds from issuance of subordinated debts	—	37,988
Capital injected into a subsidiary by non-controlling interests	88	—

Net cash inflow/(outflow) from financing activities	(56,105)	85,089

Foreign exchange losses on cash and cash equivalents	(76)	—
Net increase/(decrease) in cash and cash equivalents	(48,122)	13,467
Cash and cash equivalents
Beginning of the year	69,452	55,985

End of the year	21,330	69,452

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	20,036	69,448
Short-term bank deposits	1,294	4

Commission File Number 001-31914

SEGMENT INFORMATION

1	Operating segments

The Group operates in five operating segments:

(i)	Individual life insurance business (Individual life)

Individual life insurance business relates primarily to the sale of long-term insurance contracts and universal contracts which are mainly term life, whole life, endowment and annuity products, to individuals.

(ii)	Group life insurance business (Group life)

Group life insurance business relates primarily to the sale of long-term insurance contracts and investment contracts, which are mainly term life, whole life and annuity products, to group entities.

(iii)	Short-term insurance business (Short-term)

Short-term insurance business relates primarily to the sale of short-term insurance contracts, which are mainly the short-term accident and health insurance contracts.

(iv)	Supplementary major medical insurance business (Supplementary major medical)

Supplementary major medical insurance business relates primarily to the sale of supplementary major medical insurance contracts to urban and rural residents according to the “Interim Administrative Measures on the Supplementary Major Medical Insurance for Urban and Rural Residents by Insurance Companies” issued by the CIRC.

(v)	Other businesses (Others)

Other businesses relate primarily to income and allocated cost of insurance agency business in respect of the provision of services to China Life Insurance (Group) Company, share of results of associates, income and expenses of subsidiaries, unallocated income and expenditure of the Group.

Commission File Number 001-31914

2	Allocation basis of income and expenses

Investment income, net realised gains and impairment on financial assets, net fair value gains/ (losses) through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses and certain other expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Except for amounts arising from investment contracts which can be allocated to the corresponding segments above, other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

3	Allocation basis of assets and liabilities

Financial assets and securities sold under agreements to repurchase are allocated among segments in proportion to the respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance and investment contracts liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

Commission File Number 001-31914

	For the year ended 31 December 2013
				Supplementary
	Individual	Group	Short	major
	life	life	-term	medical	Others	Elimination	Total
	(RMB million)
Revenues
Gross written premiums	303,660	2,060	18,056	2,514	—	—	326,290

– Term life	16,742	528	—	—	—	—
– Whole life	29,739	43	—	—	—	—
– Endowment	209,034	—	—	—	—	—
– Annuity	48,145	1,489	—	—	—	—

Net premiums earned	303,431	2,055	16,952	2,375	—	—	324,813
Investment income	78,960	3,072	524	2	258	—	82,816
Net realised gains and impairment on financial assets	5,563	216	35	—	(21)	—	5,793
Net fair value gains/(losses) through profit or loss	145	6	1	—	(15)	—	137
Other income	463	468	2	3	4,266	(878)	4,324

Including: inter-segment revenue	—	—	—	—	878	(878)	—

Segment revenues	388,562	5,817	17,514	2,380	4,488	(878)	417,883

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(193,165)	(506)	—	—	—	—	(193,671)
Accident and health claims and claim adjustment expenses	—	—	(8,766)	(2,497)	—	—	(11,263)
Increase in insurance contracts liabilities	(105,928)	(1,426)	—	—	—	—	(107,354)
Investment contract benefits	(480)	(1,338)	—	—	—	—	(1,818)
Policyholder dividends resulting from participation in profits	(17,425)	(998)	—	—	—	—	(18,423)
Underwriting and policy acquisition costs	(20,988)	(110)	(3,851)	—	(741)	—	(25,690)
Finance costs	(3,848)	(150)	(26)	—	(8)	—	(4,032)
Administrative expenses	(18,282)	(664)	(3,860)	(127)	(1,872)	—	(24,805)
Other expenses	(3,037)	(96)	(683)	—	(926)	878	(3,864)

Including: Inter-segment expenses	(839)	(33)	(6)	—	—	878	—

Statutory insurance fund contribution	(506)	(18)	(110)	(3)	—	—	(637)

Segment benefits, claims and expenses	(363,659)	(5,306)	(17,296)	(2,627)	(3,547)	878	(391,557)

Share of profit of associates	—	—	—	—	3,125	—	3,125

Segment results	24,903	511	218	(247)	4,066	—	29,451

Income tax							(4,443)

Net profit							25,008

Attributable to
– equity holders of the Company							24,765
– non-controlling interests							243
Unrealised gains/(losses) from available-for-sale securities included in equity holders’ equity	(20,267)	(789)	(134)	—	(372)	—	(21,562)
Depreciation and amortisation	1,497	54	323	10	142	—	2,026

Commission File Number 001-31914

	As at 31 December 2013
				Supplementary
	Individual	Group	Short	major
	life	life	-term	medical	Others	Elimination	Total
				(RMB million)
Assets
Financial assets (including cash and cash equivalents)	1,795,393	67,516	11,515	1,366	6,279	—	1,882,069
Others	9,533	23	1,254	93	34,863	—	45,766

Segment assets	1,804,926	67,539	12,769	1,459	41,142	—	1,927,835

Unallocated
Property, plant and equipment
Others							23,393
Total							21,713

Liabilities							1,972,941

Insurance contracts	1,480,793	2,153	10,072	1,479	—	—	1,494,497
Investment contracts	11,364	53,723	—	—	—	—	65,087
Securities sold under agreements to repurchase	19,185	746	127	—	368	—	20,426
Others	87,405	3,014	1,007	217	—	—	91,643

Segment liabilities	1,598,747	59,636	11,206	1,696	368	—	1,671,653

Unallocated
Others							78,703

Total							1,750,356

Commission File Number 001-31914

	For the year ended 31 December 2012
				Supplementary
	Individual	Group	Short	major
	life	life	-term	medical	Others	Elimination	Total
	(RMB million)
Revenues
Gross written premiums	305,841	469	16,432	—	—	—	322,742

– Term life	2,616	413	—	—	—	—
– Whole life	37,594	53	—	—	—	—
– Endowment	227,770	—	—	—	—	—
– Annuity	37,861	3	—	—	—	—

Net premiums earned	305,732	465	15,929	—	—	—	322,126
Investment income	69,407	3,043	481	—	312	—	73,243
Net realised gains and impairment on financial assets	(25,466)	(1,116)	(169)	—	(125)	—	(26,876)
Net fair value gains/(losses) through profit or loss	(304)	(13)	(2)	—	6	—	(313)
Other income	402	343	—	—	3,356	(796)	3,305

Including: inter-segment revenue	—	—	—	—	796	(796)	—

Segment revenues	349,771	2,722	16,239	—	3,549	(796)	371,485

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(107,340)	(334)	—	—	—	—	(107,674)
Accident and health claims and claim adjustment expenses	—	—	(7,898)	—	—	—	(7,898)
Increase in insurance contracts liabilities	(184,972)	(18)	—	—	—	—	(184,990)
Investment contract benefits	(500)	(1,532)	—	—	—	—	(2,032)
Policyholder dividends resulting from participation in profits	(3,357)	(78)	—	—	—	—	(3,435)
Underwriting and policy acquisition costs	(23,568)	(103)	(3,470)	—	(613)	—	(27,754)
Finance costs	(2,447)	(107)	(17)	—	(4)	—	(2,575)
Administrative expenses	(16,865)	(618)	(3,956)	—	(1,844)	—	(23,283)
Other expenses	(2,795)	(130)	(593)	—	(582)	796	(3,304)

Including: Inter-segment expenses	(758)	(33)	(5)	—	—	796	—

Statutory insurance fund contribution	(477)	(18)	(114)	—	—	—	(609)

Segment benefits, claims and expenses	(342,321)	(2,938)	(16,048)	—	(3,043)	796	(363,554)

Share of profit of associates	—	—	—	—	3,037	—	3,037

Segment results	7,450	(216)	191	—	3,543	—	10,968

Income tax							304

Net profit							11,272

Attributable to
– equity holders of the Company							11,061
– non-controlling interests							211
Unrealised gains/(losses) from available-for-sale securities included in equity holders’ equity	23,731	1,040	165	—	59	—	24,995
Depreciation and amortisation	1,480	54	355	—	60	—	1,949

Commission File Number 001-31914

	As at 31 December 2012
				Supplementary
	Individual	Group	Short	major
	life	life	-term	medical	Others	Elimination	Total
	(RMB million)
Assets
Financial assets (including cash and cash equivalents)	1,728,469	73,986	11,710	—	5,599	—	1,819,764
Others	9,106	21	524	—	28,991	—	38,642

Segment assets	1,737,575	74,007	12,234	—	34,590	—	1,858,406

Unallocated
Property, plant and equipment							22,335
Others							18,175

Total							1,898,916

Liabilities
Insurance contracts	1,374,777	727	9,033	—	—	—	1,384,537
Investment contracts	11,646	54,993	—	—	—	—	66,639
Securities sold under agreements to repurchase	65,191	2,856	452	—	—	—	68,499
Others	81,191	3,374	794	—	—	—	85,359

Segment liabilities	1,532,805	61,950	10,279	—	—	—	1,605,034

Unallocated
Others							70,781

Total							1,675,815

Commission File Number 001-31914

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

The Group prepared these consolidated financial statements in accordance with IFRS, its amendments and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and the requirements of the Hong Kong Companies Ordinance. The Group has prepared the consolidated financial statements under the historical cost convention, except for financial assets and liabilities at fair value through profit or loss, available-for-sale securities, insurance contract liabilities and certain property, plant and equipment at deemed cost as part of the Restructuring process. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies.

New accounting standards and amendments adopted by the Group for the financial year beginning 1 January 2013

The following standards and amendments are mandatory for the first time for the financial year beginning 1 January 2013:

Standards/Amendments	Content	Effective for annual period beginning on or after
IAS 1 Amendment	Presentation of Items of Other Comprehensive Income	1 July 2012
IAS 1 Amendment (i)	Clarification of the requirement for comparative information	1 January 2013
IAS 19 (Revised)	Employee Benefits	1 January 2013
IAS 27 (Revised)	Separate Financial Statements	1 January 2013
IAS 28 (Revised)	Investments in Associates and Joint Ventures	1 January 2013
IAS 32 Amendment (i)	Financial instruments: Presentation – Tax effects of distributions to holders of equity instruments	1 January 2013
IFRS 7 Amendment	Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities	1 January 2013
IFRS 10	Consolidated Financial Statements	1 January 2013
IFRS 11	Joint Arrangements	1 January 2013
IFRS 12	Disclosure of Interests in Other Entities	1 January 2013
IFRS 13	Fair Value Measurement	1 January 2013

Commission File Number 001-31914

(i)	These two amendments belong to Annual Improvement 2011.

IAS 1 Amendment – Presentation of Items of Other Comprehensive Income

The amendment to IAS 1 introduces a grouping of items presented in other comprehensive income (“OCI”). Items that will be reclassified (or recycled) to profit or loss at a future point in time (e.g., net loss or gain on available-for-sale securities) have to be presented separately from items that will not be reclassified (e.g., actuarial gains and losses on defined benefit plans). The amendment affects presentation only and has no impact on the Group’s financial position or performance.

IAS 1 Amendment – Clarification of the requirement for comparative information

The amendment to IAS 1 clarifies the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. The additional voluntarily comparative information does not need to be presented in a complete set of financial statements.

An opening statement of financial position (known as the “third statement of financial position”) must be presented when an entity applies an accounting policy retrospectively, makes retrospective restatements, or reclassifies items in its financial statements, provided any of those changes has a material effect on the statement of financial position at the beginning of the preceding period. The amendment clarifies that a third statement of financial position does not have to be accompanied by comparative information in the related notes. The amendments affect presentation only and have no impact on the Group’s financial position or performance.

IAS 19 (Revised) – Employee Benefits

IAS 19 includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are now recognised in OCI and permanently excluded from profit or loss; expected returns on plan assets that are no longer recognised in profit or loss, instead, there is a requirement to recognise interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation, and; unvested past service costs are now recognised in profit or loss at the earlier of when the amendment occurs or when the related restructuring or termination costs are recognised. Other amendments include new disclosures, such as, quantitative sensitivity disclosures. As the Group has no defined benefit plan, the amendments have no impact on the Group’s consolidated financial statements.

Commission File Number 001-31914

IAS 32 Amendment – Financial Instruments: Presentation – Tax effects of distributions to holders of equity instruments

The amendment to IAS 32 clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes. The amendment removes existing income tax requirements from IAS 32 and requires entities to apply the requirements in IAS 12 to any income tax arising from distributions to equity holders. The amendment has no impact on the Group’s consolidated financial statements.

IFRS 7 Amendment – Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities

The amendment requires an entity to disclose information about rights to set-off financial instruments and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognised financial instruments that are set off in accordance with IAS 32. The disclosures also apply to recognised financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether the financial instruments are set off in accordance with IAS 32. This amendment has no material impact on the Group’s consolidated financial statements.

IFRS 10 Consolidated Financial Statements and IAS 27 (Revised) – Separate Financial Statements

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. IFRS 10 replaces the parts of previously existing IAS 27 Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, including: (a) an investor has power over an investee; (b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and (c) the investor has the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 has no material impact on the consolidation of investments held by the Group.

IFRS 11 Joint Arrangements and IAS 28 (Revised) – Investments in Associates and Joint Ventures

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-Controlled Entities – Non- Monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (“JCEs”) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method. IFRS 11 has no material impact on the Group’s consolidated financial statements.

Commission File Number 001-31914

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the disclosure requirements for subsidiaries, joint arrangements, associates and structured entities previously included in IAS 27 Consolidated and Separate Financial Statements, IAS 28 Investments in Associates and IAS 31 Interests in Joint Ventures. It also introduces a number of new disclosure requirements for these entities.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS. IFRS 13 defines fair value as an exit price. As a result of the guidance in IFRS 13, the Group re-assessed its policies for measuring fair values, in particular, its valuation inputs such as non-performance risk for fair value measurement of liabilities. IFRS 13 also requires additional disclosures. Application of IFRS 13 has had no material impact on the fair value measurements of the Group.

New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning 1 January 2013

The Group has not applied the following key new standards and amendments, which have been issued but not yet effective, in these financial statements:

Standards/Amendments	Content	Effective for annual period beginning on or after
IAS 32 Amendment	Financial instruments: Presentation – Offsetting Financial Assets and Financial Liabilities	1 January 2014
IAS 36 Amendment	Recoverable Amount Disclosures for Non-Financial Assets	1 January 2014
IAS 39 Amendment	Novation of Derivatives and Continuing of Hedge Accounting	1 January 2014
IFRS 10, IFRS 12 and IAS 27 (Revised) Amendments	Investment Entities	1 January 2014
IFRS 9, IFRS 9 Amendment and IFRS 7 Amendment	Financial Instruments and Financial Instruments: Disclosures	Not determined

Commission File Number 001-31914

IAS 32 Amendment – Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities

The amendment to IAS 32 clarifies the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These are effective for annual periods beginning on or after 1 January 2014. The amendment is not expected to have material impact on the Group’s consolidated financial statements.

IAS 36 Amendment – Recoverable Amount Disclosures for Non-Financial Assets

The amendment to IAS 36 removes the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, the amendment requires disclosure of the recoverable amounts for the assets or each cash-generating unit for which impairment loss has been recognised or reversed during the period, and expands the disclosure requirements regarding the fair value measurement for these assets or units if their recoverable amounts are based on fair value less costs of disposal. The Group will provide the required disclosures once an impairment loss for non-financial assets exists.

IAS 39 Amendment – Novation of Derivatives and Continuing of Hedge Accounting

The amendment to IAS 39 provides relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. These amendments are effective for annual periods beginning on or after 1 January 2014. The Group has not adopted hedge accounting during the current period. The amendment is not expected to be relevant to the Group.

IFRS 10, IFRS 12 and IAS 27 (Revised) Amendments – Investment Entities

These amendments are effective for annual periods beginning on or after 1 January 2014, and provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. It is not expected that these amendments would be relevant to the Group, since the Group would not qualify to be an investment entity under IFRS 10.

IFRS 9, IFRS 9 Amendment and IFRS 7 Amendment – Financial Instruments and Financial Instruments: Disclosures

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after 1 January 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to 1 January 2015.

Commission File Number 001-31914

On 19 November 2013, the IASB announced the completion of a package of amendments to the accounting requirements for financial instruments. The amendments:

•	bring into effect a substantial overhaul of hedge accounting that will allow entities to better reflect their risk management activities in the financial statements. As a result of these changes, users of the financial statements will be provided with better information about risk management and about the effect of hedge accounting on the financial statements;

•	allow the changes to address the so-called “own credit” issue that were already included in IFRS 9 Financial Instruments to be applied in isolation without the need to change any other accounting for financial instruments; and

•	remove the 1 January 2015 mandatory effective date of IFRS 9, to provide sufficient time for preparers of financial statements to make the transition to the new requirements.

The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets and financial liabilities. Together with the amendment to IFRS 9, the amendment to IFRS 7 also requires additional disclosures on transition from IAS 39 to IFRS 9. The Group will analyse the effect in conjunction with the other phases, when the final standard including all phases is issued.

Apart from the above, Annual Improvement 2012 and Annual Improvement 2013 issued in December 2013 set out amendments to other standards. These annual improvements were established to make non- urgent but necessary amendments to IFRSs. No material changes to the accounting policies of the Group are expected as a result of these annual improvements.

EMBEDDED VALUE

Assumptions

Economic assumptions:

The calculations are based upon assumed corporate tax rate of 25% for all years. The investment returns are assumed to be 5.1% in 2013 and grading to 5.5% in 2017 (remaining level thereafter). 14% in 2013, and changing to 17% in 2018 (remaining level thereafter) of the investment return is assumed to be exempt from income tax. These investment return and tax exempt assumptions are based on the Company’s strategic asset mix and expected future returns. The risk-adjusted discount rate used is 11%.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on the Company’s recent operating experience and expected future outlook.

Commission File Number 001-31914

SUMMARY OF RESULTS

The embedded value as at 31 December 2013 and the value of one year’s sales for the 12 months to 31 December 2013, and their corresponding results in 2012 are shown below:

Table 1

Components of Embedded Value and Value of One Year’s Sales		RMB million
ITEM		31 December 2013	31 December 2012
A	Adjusted Net Worth	107,522	128,507
B	Value of In-Force Business before Cost of Solvency Margin	271,837	245,134
C	Cost of Solvency Margin	(37,135)	(36,046)
D	Value of In-Force Business after Cost of Solvency Margin (B+C)	234,702	209,088
E	Embedded Value (A + D)	342,224	337,596
F	Value of One Year’s Sales before Cost of Solvency Margin	24,421	24,129
G	Cost of Solvency Margin	(3,120)	(3,295)
H	Value of One Year’s Sales after Cost of Solvency Margin (F + G)	21,300	20,834

Notes: 1)	Numbers may not be additive due to rounding.
2)	Taxable incomes in embedded value and the value of one year’s sales are based on earnings calculated using solvency reserves.

VALUE OF ONE YEAR’S SALES BY CHANNEL

The value of one year’s sales by channel is shown below:

Table 2

Value of One Year’s Sales by Channel	RMB million
	Value of One Year’s Sales
Channel	2013	2012
Exclusive Individual Agent Channel	19,639	18,362
Group Insurance Channel	532	347
Bancassurance Channel	1,129	2,125
Total	21,300	20,834

Note:	Telemarketing business is included in Exclusive Individual Agent Channel. Supplementary major medical insurance business is included in Group Insurance Channel.

Commission File Number 001-31914

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period.

Table 3

Analysis of Embedded Value Movement in 2013		RMB million
ITEM
A	Embedded Value at Start of Year	337,596
B	Expected Return on Embedded Value	35,536
C	Value of New Business in the Period	21,300
D	Operating Experience Variance	(2,258)
E	Investment Experience Variance	(22,953)
F	Methodology, Model and Assumption Changes	(1,957)
G	Market Value and Other Adjustments	(18,885)
H	Exchange Gains or Losses	(436)
I	Shareholder Dividend Distribution	(3,957)
J	Other	(1,762)
K	Embedded Value as at 31 December 2013 (sum A through J)	342,224

Notes:	Items B through J are explained below:
B	Reflects unwinding of the opening value of in-force business and value of new business sales in 2013 plus the expected return on investments supporting the 2013 opening net worth.
C	Value of new business sales in 2013.
D	Reflects the difference between actual operating experience in 2013 (including mortality, morbidity, lapses, and expenses etc.) and the assumptions.
E	Compares actual with expected investment returns during 2013.
F	Reflects the effect of projection method, model enhancements and assumption changes.
G	Change in the market value adjustment from the beginning of year 2013 to 31 December 2013 and other related adjustments.
H	Reflects the gains or losses due to changes in exchange rate.
I	Reflects dividends distributed to shareholders during 2013.
J	Other miscellaneous items.

Commission File Number 001-31914

SENSITIVITY RESULTS

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 4

Sensitivity Results			RMB million
		VALUE OF IN-FORCE	VALUE OF ONE YEAR’S
		BUSINESS AFTER COST OF	SALES AFTER COST OF
		SOLVENCY MARGIN	SOLVENCY MARGIN
	Base case scenario	234,702	21,300
1.	Risk discount rate of 11.5%	223,432	20,136
2.	Risk discount rate of 10.5%	246,803	22,554
3.	10% increase in investment return	272,880	24,002
4.	10% decrease in investment return	196,795	18,632
5.	10% increase in expenses	231,998	19,645
6.	10% decrease in expenses	237,400	22,956
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	232,674	21,213
8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	236,759	21,388
9.	10% increase in lapse rates	233,677	21,102
10.	10% decrease in lapse rates	235,740	21,490
11.	10% increase in morbidity rates	232,531	21,188
12.	10% decrease in morbidity rates	236,889	21,414
13.	10% increase in claim ratio of short term business	234,403	20,515
14.	10% decrease in claim ratio of short term business	235,001	22,085
15.	Solvency margin at 150% of statutory minimum	224,030	19,707
16.	Using 2012 EV assumptions	237,458	21,189
17.	Taxable income based on the accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts” under one possible scenario	238,347	20,830

Note: Taxable income is based on earnings calculated using solvency reserves for Scenarios 1 to 16.

Commission File Number 001-31914

CORPORATE GOVERNANCE

The Company has applied the principles of the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, and has complied with all code provisions of the Corporate Governance Code during the Reporting Period.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

ELIGIBILITY FOR ATTENDING THE ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Annual General Meeting, from Tuesday, 29 April 2014 to Thursday, 29 May 2014 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Annual General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Monday, 28 April 2014.

RECOMMENDATION OF FINAL DIVIDEND, WITHHOLDING AND PAYMENT OF INCOME TAX FOR NON-RESIDENT ENTERPRISE SHAREHOLDERS AND INDIVIDUAL FOREIGN SHAREHOLDERS, AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The Board of Directors has recommended a final dividend of RMB0.30 per share (inclusive of tax), amounting to a total of approximately RMB8,479 million, subject to the approval of shareholders at the forthcoming Annual General Meeting scheduled on Thursday, 29 May 2014. If approved, the final dividend is expected to be paid on Friday, 22 August 2014 to the H Share shareholders whose names appear on the H Share register of members of the Company on Wednesday, 11 June 2014.

The H Share register of members of the Company will be closed from Thursday, 5 June 2014 to Wednesday, 11 June 2014 (both days inclusive), during which period no transfer of shares will be registered. In order to be entitled to the dividend, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, 4 June 2014.

Commission File Number 001-31914

Withholding and Payment of Enterprise Income Tax for Non-Resident Enterprise Shareholders

According to the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008 and other relevant rules and regulations, the Company is required to withhold corporate income tax at the rate of 10% before distributing the 2013 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Withholding and Payment of Individual Income Tax for Individual Foreign Shareholders

As the Circular on the Questions Concerning Tax on the Profits Earned by Enterprises with Foreign Investment, Foreign Enterprises and Individual Foreigners from the Transfer of Stocks (Stock Rights) and on Dividend Income (Guo Shui Fa [1993] No. 45) was repealed on 4 January 2011, individual shareholders who hold the Company’s H Shares and whose names appear on the H Share register of members of the Company (the “Individual H Shareholders”) can no longer be exempted from the individual income tax based on such Circular. Pursuant to the Individual Income Tax Law of People’s Republic of China and its implementation regulations and other relevant rules and regulations, the Company shall, as a withholding agent, withhold and pay individual income tax for the Individual H Shareholders in respect of the 2013 final dividend to be distributed to them. However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

•	For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend.

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend.

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend.

Commission File Number 001-31914

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of final dividend.

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

The Company will announce separately on the Shanghai Stock Exchange details of the arrangement regarding the distribution of the 2013 final dividend to its A Share shareholders.

REVIEW OF ANNUAL RESULTS

The Audit Committee of the Company has reviewed the annual results of the Company for the year ended 31 December 2013. The 2013 financial statements of the Company prepared in accordance with the Chinese Accounting Standards for Business Enterprises were audited by Ernst & Young Hua Ming LLP based on the China Registered Accountants Auditing Standards, and the 2013 financial statements prepared in accordance with the International Financial Reporting Standards were audited by Ernst & Young based on the International Standards on Auditing. Ernst & Young Hua Ming LLP and Ernst & Young issued standard unqualified opinions on the 2013 financial statements.

PUBLICATION OF ANNUAL REPORT

The Company’s annual report will be published on the Company’s website (http://www.e-chinalife.com) and the HKExnews’ website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) in due course.

This announcement is published in both English and Chinese. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

Commission File Number 001-31914

As at the date of this announcement, the Board comprises Chairman and Executive Director Yang Mingsheng, Vice Chairman and Non-executive Director Wan Feng, Executive Director Lin Dairen, Non-executive Directors Miao Jianmin, Zhang Xiangxian, Wang Sidong and Independent Non-executive Directors Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh and Tang Jianbang.

By Order of the Board of
CHINA LIFE INSURANCE COMPANY LIMITED
Yang Mingsheng
Chairman

Beijing, China, 25 March 2014